Exhibit 10.15

July 6, 2000

Mr. Jerry L. DaBell

3850 Cheshire Court

Pleasanton, CA 94588

Dear Jerry:

It is my pleasure to offer you the position of Vice President of Business Development for Sonic Innovations, Inc. (Sonic). This position reports directly to Greg Koskowich, Vice President of Research and Development. The terms of this offer include the following:

1.	Base salary will be $160,000 per year, paid twice monthly. In addition, you will be eligible to participate in the Executive Bonus Plan.

2.	Benefits include medical insurance for you and your dependants for which the premium is fully paid by Sonic. Your benefits will include long-term disability insurance for which the premium is also paid 100% by Sonic. You will also be eligible for dental insurance, our 401K plan and flexible spending (cafeteria) plan. Other benefits include vacation, holidays and personal leave.

3.	At the first Board of Directors meeting after you begin employment, I will ask the Board to grant to you an option to purchase 75,000 shares of common stock at the fair market price on the date of grant. The grant will be subject to the standard terms and conditions of Sonic Stock Option Agreement. Your shares will vest over four years, the first 25% on the date of your first anniversary of employment at Sonic; the remainder in equal installments over the subsequent 36 month period.

4.	In the event of a change in control (defined as the acquisition by another company of greater than 50% ownership of Sonic’s equity or assets, or a merger in which less than 50% of the combined company’s equity is held by Sonic shareholders), half of your outstanding unvested stock options shall vest immediately.

5.	Employment at Sonic is not for a specific term and can be terminated by you or by Sonic at any time, for any reason, with or without cause and with or without notice. If you choose to terminate your employment before completing one full year, you agree to repay relocation expenses that Sonic has paid on your behalf or reimbursed to you. If your employment is terminated by Sonic at any time, for reasons other than cause (defined as gross negligence, willful misconduct, or illegal acts that cause material harm to Sonic), you will receive a severance package of six months’ salary.

Mr. Jerry L. DaBell

July 6, 2000

6.	It shall be a condition of your employment that you execute Sonic’s standard non-disclosure agreement concerning confidentiality and intellectual property rights, and that you will not bring to Sonic any proprietary technology or information from a third party.

7.	When you report to work you will be asked to provide proof of eligibility to legally work in the United States.

8.	The Company will pay reasonable and customary relocation expenses for your move to the Salt Lake City area, including real estate commission on both ends, moving of household goods, travel, and temporary housing as appropriate. These amounts shall be grossed up for taxes.

9.	It shall be understood that employment with Sonic requires 100% commitment by you to Sonic and that you shall not accept outside employment or consulting agreements.

10.	I anticipate your start date to be on or before August 1, 2000. This offer of employment expires on July 17, 2000. Please sign a copy of this letter, indicating your acceptance, and return it to me at your earliest convenience.

Jerry, our technology is having tremendous impact; we have begun to help the hearing impaired as they have never been helped before. The technology has applicability beyond this market as well. Please join us for the challenge and the fun of building the best hearing technology company in the world!

Sincerely,

Andrew Raguskus

President and CEO

I accept the offer:	Date: